UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                                                  OMB APROVAL
                                                  OMB NUMBER:  3235-0104
                                                  Expires: September 30, 1998
                                                  Estimated average burden
                                                  hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

    Comcast Corporation
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     (Last)                         (First)                      (Middle)

  1500 Market Street
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                                   (Street)

  Philadelphia                         PA                             19102
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     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

    11/23/98
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     Sprint Corporation (PCS)
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5.   Relationship of Reporting Person to Issuer     (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---
       --------------------------
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6.   If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group Filing (Check Applicable Line)

  x Form filed by One Reporting Person
----

    Form filed by More than One Reporting Person
----


             Table I -- Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------






                                                                        (Over)
                                                               SEC 1473 (7-96)


           Table II -- Derivative Securities Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative        2. Date Exercisable       3. Title and Amount of              4. Conver-    5. Owner-     6. Nature
     Security (Instr. 4)           and Expiration            Securities Underlying               sion or       ship          of In-
                                   Date (Month/Day/Year)     Derivative Securities               Exercise      Form of       direct
                                   --------------------         (Instr. 4)                       Price of      Deriv-        Bene-
                                   Date        Expira-      ---------------------------------    Derivative    ative         ficial
                                   Exer-       tion            Title                   Amount    Security      Security:     Owner-
                                   cisable     Date                                    or                      Direct        ship
                                                                                       Number                  (D) or       (Instr.
                                                                                       of                      Indirect      5)
                                                                                       Shares                  (I)
                                                                                                               (Instr.
                                                                                                               5)
-----------------------------------------------------------------------------------------------------------------------------------

PCS Common Stock Series 2,      See Note     See Note       PCS Common Stock Series                See Note                See Note
par value $1.00 per share          1            1           1, par value $1 per share  47,248,435     1           I           5
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Series 7 PCS Preferred Stock,                See Note       PCS Common Stock Series                 See Note               See Note
par value $1000 per share       11/23/98        2           2, par value $1 per share      61,726      3           I          5
-----------------------------------------------------------------------------------------------------------------------------------

                                                            PCS Common Stock Series                 See Note               See Note
Warrants (Convertible)          11/23/98     11/23/98       2, par value $1 per share   3,015,858      4           I          5
-----------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1) Each share of Series 2 PCS Stock automatically converts into one share of Sprint Corporation PCS Common Stock-Series 1, par value $1.00 per share (the "Series 1 PCS Stock"), under certain circumstances. Because the Reporting Person does not have the right to acquire any shares of Series 1 PCS Stock underlying the Series 2 PCS Stock, the Series 7 Preferred Stock or the Warrants, within sixty days of the date of the event requiring this statement, the Reporting Person disclaims beneficial ownership of all shares of Series 1 PCS Stock underlying the Series 2 PCS Stock, the Series 7 Preferred Stock and the Warrants, beneficially owned by the Reporting Person.

(2) Sprint may redeem any outstanding shares of Series 7 Preferred Stock after November 23, 2001, and must redeem all outstanding shares of Series 7 Preferred Stock on November 24, 2008.

(3) Each share of Seventh Series Preferred Stock, no par value per share (the "Seventh Series Preferred"), of Sprint Corporation may be converted at any time at the option of the holder into (i) shares of Series 2 Stock if such holder is a Cable Holder, or (ii) shares of Series 1 Stock if such holder is not a Cable Holder. Each share of Seventh Series Preferred is convertible into a number of shares of Series 2 Stock equal to the aggregate Liquidation Preference (as defined in the Certificate of Designations of the Seventh Series Preferred as filed with the Kansas Secretary of State on November 23, 1998 (the "Certificate of Designations")) of the Seventh Series Preferred shares surrendered for conversion divided by the Initial Conversion Price (as defined in the Certificate of Designations), subject to adjustment. The Certificate of Designations defines Liquidation Preference as $1,000 per share, plus any accumulated unpaid dividends, and Initial Conversion Price means 1.28 multiplied by the average of the daily closing prices of the Series 1 Stock for the 30 consecutive trading days ending as of the 45th trading day following the commencement of regular way trading in connection with the recapitalization of Sprint Corporation. See Note 4.

(4) The exercise price with respect to each Warrant or Series 7 Preferred Stock shall be an amount equal to the average daily closing prices of a share of PCS Common Stock -- Series 1 for the period of 30 consecutive trading days ending on the 45th trading day. Sprint Corporation completed its recapitalization on November 23, 1998 and regular way trading on the New York Stock Exchange of the Series 1 Stock began on November 24, 1998.

(5) Comcast Corporation, as the indirect holder of 100% of the capital stock of Comcast Telephony Services Holdings, Inc., which directly owns the securities reported, may be deemed to exercise beneficial ownership over the securities reported herein. However, the filing of this Form 3 shall not constitute an admission of beneficial ownership of the securities reported herein, and Comcast Corporation expressly disclaims such beneficial ownership.





    /s/ Arthur R. Block                                    December 10, 1998
-------------------------------                        ------------------------
**Signature of Reporting Person                                 Date



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

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                                                               SEC 1473 (7-96)